Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2007

Pricing Supplement No. 2007—MTNDD047 Dated             , 2007

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$                 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Protected Notes Based Upon the Levels of One-Month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index (formerly known as the BMA Municipal Swap Index) Due 2017

•

The notes will bear interest at a variable rate which may be zero, but will not be less than zero. The interest rate applicable to any semi-annual interest period will be determined based on the weekly levels of the floating interest rate commonly referred to as “one-month U.S. dollar LIBOR” and the SIFMA Municipal Swap Index (formerly known as the BMA Municipal Swap Index), as more fully described in this pricing supplement. Interest on the notes, if any, is payable semi-annually on each              and             , beginning on             , 2007 and ending on the maturity date.

•	The notes will mature on , 2017. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus any accrued and unpaid interest.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Citigroup Global Markets Inc. will purchase the notes from Citigroup Funding at a price of US$1,000 per note and expects to sell the notes to the public, directly or through certain affiliated dealers, in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated.

We expect that delivery of the notes will be made against payment therefor on or about             , 2007. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the              business day(s) will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Citigroup

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Principal-Protected Notes Based Upon the Levels of One-Month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index (formerly known as the BMA Municipal Swap Index) Due 2017. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are variable rate securities issued by Citigroup Funding Inc. that have a maturity of approximately ten years. The notes pay an amount at maturity equal to US$1,000 per note and pay semi-annual interest payments that will vary and could be zero. The interest rate for each semi-annual interest period will depend on the weekly levels of one-month U.S. dollar LIBOR (described in the section entitled “Description of the Notes—Interest” in this pricing supplement) and the SIFMA Municipal Swap Index (described in the section entitled “Description of the SIFMA Municipal Swap Index) during such interest period.

The strategy on which the interest rate formula is based seeks to benefit from a positive spread between interest rates on taxable securities and interest rates on tax-exempt securities. The strategy assumes that U.S. dollar LIBOR is representative of interest rates payable on taxable securities and that the SIFMA Municipal Swap Index is representative of interest rates payable on tax-exempt securities. It also assumes that the tax-exempt interest rate for any given maturity will equal 65% of the taxable interest rate, based on a tax rate of 35%, and that investors will be indifferent to investing in taxable or tax-exempt securities. However, this assumed relationship is not observed as one extends out in maturity because of the supply and demand dynamics of the municipal securities market. The majority of investors in the municipal securities market are individual investors looking for short-term securities while the majority of municipal borrowers in this market require long-term funds. Consequently, borrowers in the long-term municipal securities market generally have to pay a yield greater than 65% of the taxable interest rate. The approximate 10-year maturity and the interest rate formula of the Principal-Protected Notes Based Upon the Levels of One-Month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index Due 2017 seek to benefit from the greater yield potentially available on longer-dated tax-exempt securities. The fixed component of the interest rate formula includes an assumed premium of the 10-year tax-exempt interest rate over the short-term tax-exempt interest. The notes are not tax-exempt securities.

In general, if the daily weighted average of the SIFMA Municipal Swap Index value is equal to 65% of the daily weighted average of the weekly one-month U.S. dollar LIBOR rate (calculated as described under the section entitled “—Interest” below), the Notes will accrue interest at a rate of approximately 7.50% to 8.50% per annum (to be determined on the Pricing Date) in such Interest Period. If the Average SIFMA Index Value is less than 65% of the Average U.S. dollar LIBOR Rate, the Notes will accrue interest at a rate of more than 7.50% to 8.50% per annum (to be determined on the Pricing Date) in such Interest Period. Conversely, if the Average SIFMA Index Value is greater than 65% of the Average U.S. dollar LIBOR Rate, the Notes will accrue interest at a rate of less than 7.50% to 8.50% (to be determined on the Pricing Date) per annum and may not accrue any interest at all in such Interest Period.

The notes mature on                     , 2017 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the notes is not at risk at maturity of the notes regardless of the levels of one-month U.S. dollar LIBOR and the SIFMA Municipal Swap Index over the term of the notes. However, if you sell your notes in the secondary market prior to maturity you may receive less than your initial investment as the notes are not principal protected prior to maturity. See “Risk Factors Relating to the Notes” for further information.

Will I Receive Interest on the Notes?

The interest payable on the notes will vary and may be zero. We expect to pay interest, if any, in cash semi-annually on each              and                     , commencing on                     , 2007 and ending on the maturity date. We refer to each of these semi-annual payment dates as an interest payment date and each six-month period from and including the issue date or an interest payment date to and including the day immediately preceding the next interest payment date or maturity date as an interest period.

The notes will pay interest, if any, on each interest payment date at a per annum rate equal to:

Fixed Component + Variable Component

provided that the interest rate will not be less than zero. No interest will accrue on the notes in any interest period in which the variable component is negative and the absolute value of the variable component is greater than or equal to the fixed component. If this is true in every interest period, the interest paid on the notes will be zero.

The fixed component will equal approximately 7.50% to 8.50% per annum (to be determined on the pricing date).

The variable component will equal:

Leverage factor × (Adjusted Average U.S. Dollar LIBOR Rate – Average SIFMA Index Value)

The adjusted average U.S. dollar LIBOR rate will equal:

0.65 × Average One-Month U.S. Dollar LIBOR Rate

The leverage factor will equal 10 and could result in the interest rate on the notes for any period being substantially different from the fixed component, even in cases where the spread, whether positive or negative, between the adjusted average U.S. dollar LIBOR rate and the average SIFMA index value is relatively small.

The average one-month U.S. dollar LIBOR rate, for any interest period, will equal the daily weighted average of the weekly one-month U.S. dollar LIBOR rates. The weekly one-month U.S. dollar LIBOR rate will equal the rate for one-month U.S. dollar LIBOR reported by Reuters on page “LIBOR01” (or any successor page) each Wednesday at 11:00 am (London time). For each Wednesday where the weekly one-month U.S. dollar LIBOR rate is unavailable, one-month U.S. dollar LIBOR will be determined as described in “Description of the Notes—Determination of One-Month U.S. Dollar LIBOR” in this pricing supplement.

The average SIFMA index value, for any interest period, will equal the weighted average of the weekly SIFMA Municipal Swap Index value. The weekly SIFMA Municipal Swap Index value will equal the value of the Securities Industry and Financial Markets Association (formerly the Bond Market Association) Municipal Swap Index reported by Thomson Municipal Market Data each Thursday. For each Thursday where the weekly SIFMA Municipal Swap Index value is unavailable, the immediately preceding available value for the SIFMA Municipal Swap Index will be used.

The weighted average of each of the weekly one-month U.S. dollar LIBOR rate and the SIFMA index value will equal i) the sum of x) the relevant rate multiplied by y) the number of days such rate is in effect, divided by ii) the number of days in the relevant interest period.

What Will I Receive at Maturity of the Notes?

The notes will mature on                     , 2017. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus any accrued and unpaid interest.

Where Can I Find Examples of Hypothetical Historical Interest Rates?

For examples of hypothetical historical interest rates, see “Description of the Notes—Hypothetical Historical Interest Rate Examples” in this pricing supplement.

What Will I Receive if I Sell the Notes Prior to Maturity?

If you choose to sell your notes before maturity, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—No Principal Protection Unless You Hold the Notes to Maturity,” “—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information. You will receive 100% of the principal amount of your notes if you hold the notes at maturity.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on U.S. dollar LIBOR or the SIFMA Municipal Swap Index. This hedging activity could affect the market price of municipal swaps, the interest rate payable on, and the market value of, the notes. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global

Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Payments of stated interest on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets and Citigroup Financial Products?

Our affiliate Citigroup Global Markets is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers currently intends, but is not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

In addition, we and several of our affiliates, including Citigroup Global Markets, actively buy and sell swaps between rate payments on municipal securities and other securities. This market activity may impact the value of the SIFMA Municipal Swap Index and therefore any interest payments due on, as well as the market value of, the notes.

Our affiliate Citigroup Financial Products will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the weekly levels of one-month U.S. dollar LIBOR and the SIFMA Municipal Swap Index, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

The interest rate is a floating rate dependent on the variable component for each interest period. The variable component, in turn, will depend on the difference between the adjusted average U.S. dollar LIBOR rate and the average SIFMA index value in each interest period (which difference we refer to as the LIBOR-SIFMA spread). The amount of interest you accrue on the notes in any interest period will decrease as a positive LIBOR-SIFMA spread decreases or a negative LIBOR-SIFMA spread becomes more negative. The amount of interest you accrue on the notes in any interest period may decrease even if either or both of one-month U.S. dollar LIBOR and the SIFMA index value increase in any interest period. In addition, you will not accrue any interest on the notes at all in any interest period in which the variable component is negative and the absolute value of the variable component is greater than or equal to the fixed component. If this is true in every interest period, the interest paid on the notes will be zero.

The Leverage Factor May Substantially Reduce Interest Rate on the Notes and May Lead to Pricing Fluctuations

The leverage factor in the interest rate formula could result in the interest rate on the notes for any period being substantially lower than the fixed component, which could negatively impact the market value of the notes, even in cases where the negative spread between the adjusted average U.S. dollar LIBOR rate and the average SIFMA index value is relatively small.

The LIBOR-SIFMA Spread Will Depend on a Number of Factors

The amount of interest you accrue on the notes, if any, will depend on the LIBOR-SIFMA spread. In general, as the LIBOR-SIFMA spread decreases, so does the amount of interest payable on the notes. A number of factors can affect the LIBOR-SIFMA spread by changing the relative values of the average one-month U.S. dollar LIBOR rate and the average SIFMA index value. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the LIBOR-SIFMA spread of a change in a specific factor, assuming all other conditions remain constant.

Marginal Tax Rates. Since variable-rate demand obligations that comprise the SIFMA index are exempt from US federal taxation, in general, a decrease in the marginal tax rates may reduce the LIBOR-SIFMA spread in the variable component.

Tax-Exempt Nature of Municipal Securities. Since variable-rate demand obligations that comprise the SIFMA index are exempt from US federal taxation, in general, any change in tax law that has an adverse impact on the tax-exemption of municipal securities may reduce the LIBOR-SIFMA spread in the variable component.

Tax Treatment of Comparable Securities. Variable-rate demand obligations that comprise the SIFMA index are exempt from US federal taxation, while non-municipal notes (which the strategy underlying the interest rate formula uses the LIBOR index to represent) are subject to federal taxation. Any change in tax law that gives more favorable treatment to non-municipal notes may reduce the LIBOR-SIFMA spread in the variable component.

The Supply and Demand for Municipal Securities. Various factors including reduced demand for or increased supply of municipal securities; fragmentation in the market for municipal securities; uncertainty regarding the rights of holders of municipal securities and illiquidity may reduce the LIBOR-SIFMA spread in the variable component.

These and other factors may have a negative impact on the payment of interest on the notes. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market. See “—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” below.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity you may receive less than your initial investment as the notes are not principal protected prior to maturity.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes bear interest, if any, semi-annually at the variable rate, which may be positive or zero. As a result, if the average of the interest rates for each interest period during the term of the notes is less than         %, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Hypothetical Historical Interest Rate Examples and the Hypothetical Interest Payment Examples Are Not Indicative of the Actual Interest Payments

The hypothetical historical interest rate examples and the hypothetical interest payment examples that are included in this pricing supplement should not be taken as an indication of the actual interest payments, if any, during the term of the notes. The hypothetical interest payments and the hypothetical historical interest rates in this pricing supplement, as well as the historical data used by the calculation agent and the calculations used to determine those values have not been reviewed or verified by an independent third party.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the weekly levels of one-month U.S. dollar LIBOR and the SIFMA Municipal Swap Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The LIBOR-SIFMA Spread. We expect that the market value of the notes at any given time will depend substantially on the LIBOR-SIFMA spread and the future expectations of the LIBOR-SIFMA spread. In general, if the LIBOR-SIFMA spread increases or is expected to increase in the future, the value of the notes may increase, and if the LIBOR-SIFMA spread decreases or is expected to decrease in the future, the value of the notes may decrease.

Volatility of the LIBOR-SIFMA Spread. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the LIBOR-SIFMA spread during the term of the notes changes, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes could be adversely affected by any changes in U.S. interest rates. In general, we expect that the market value of the notes may decrease if U.S. interest rates increase, due to a corresponding decline in the value of the SIFMA Swap Index and that the market value of the notes also may decrease if U.S. interest rates decrease, due to an increase in the SIFMA/LIBOR ratio.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in instruments, such as options, swaps or futures, based upon one-month U.S. dollar LIBOR or the SIFMA Municipal Swap Index. This hedging activity could affect the market price of municipal swaps which in turn could affect the value of the SIFMA Municipal Swap Index and, therefore, the interest rate payable on, and the market value of, the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in U.S. interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the LIBOR-SIFMA spread.

You Will Not Have Any Rights with Respect to Any Variable-Rate Demand Obligations (“VRDOs”) Comprising the SIFMA Municipal Swap Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any VRDOs underlying the SIFMA Municipal Swap Index. An investment in the notes does not constitute an investment in any VRDO underlying the SIFMA Municipal Swap Index. In addition, the interest you earn on the notes, if any, is not tax-exempt. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for further information.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Principal-Protected Notes Based Upon the Levels of One-Month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index Due 2017 (the “Notes”) are variable rate securities issued by Citigroup Funding that have a maturity of approximately ten years. The Notes pay an amount at maturity equal to US$1,000 per Note and pay semi-annual interest payments that will vary and could be zero. The interest rate for each semi-annual interest period will depend on the weekly levels of one-month U.S. dollar LIBOR and the SIFMA Municipal Swap Index during such Interest Period. In general, if the daily weighted average of the SIFMA Municipal Swap Index value is equal to 65% of the daily weighted average of the weekly one-month U.S. dollar LIBOR rate (calculated as described under the section entitled “—Interest” below), the Notes will accrue interest at a rate of approximately 7.50% to 8.50% per annum (to be determined on the Pricing Date) in such Interest Period. If the Average SIFMA Index Value is less than 65% of the Average U.S. dollar LIBOR Rate, the Notes will accrue interest at a rate of more than 7.50% to 8.50% per annum (to be determined on the Pricing Date) in such Interest Period. Conversely, if the Average SIFMA Index Value is greater than 65% of the Average U.S. dollar LIBOR Rate, the Notes will accrue interest at a rate of less than 7.50% to 8.50% per annum and may not accrue any interest at all in such Interest Period.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be US$            (            Notes). The Notes will mature on                     , 2017, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

The Notes will mature on                     , 2017. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus any accrued and unpaid interest.

Interest

The interest payable on the Notes will vary and may be zero. We expect to pay interest, if any, in cash semi-annually on each              and                     , commencing on                     , 2007 and ending on the Maturity Date. We refer to each of these semi-annual payment dates as an Interest Payment Date and each six-month period from and including the issue date or an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date or Maturity Date as an Interest Period.

The Notes will pay interest, if any, on each Interest Payment Date at a per annum rate, which we refer to as the Interest Rate, equal to:

Fixed Component + Variable Component

provided that the Interest Rate will not be less than zero. No interest will accrue on the Notes in any Interest Period in which the Variable Component is negative and the absolute value of the Variable Component is greater than or equal to the Fixed Component.

The Fixed Component will equal approximately 7.50% to 8.50% per annum (to be determined on the Pricing Date).

The Variable Component will equal:

Leverage Factor × (Adjusted Average U.S. Dollar LIBOR Rate – Average SIFMA Index Value)

The Adjusted Average U.S. Dollar LIBOR Rate will equal:

0.65 × Average One-Month U.S. Dollar LIBOR Rate

The Leverage Factor will equal 10 and could result in the interest rate on the notes for any period being substantially higher or lower than the fixed component, even in cases where the spread, whether positive or negative, between the Adjusted Average U.S. Dollar LIBOR Rate and the Average SIFMA Index Value is relatively small.

The Average One-Month U.S. Dollar LIBOR Rate, for any Interest Period, will equal the weighted average of the weekly one-month U.S. dollar LIBOR rates. The weekly one-month U.S. dollar LIBOR rate will equal the rate for one-month U.S. dollar LIBOR reported by Reuters on page “LIBOR01” (or any successor page) each Wednesday at 11:00 am (London time). For each Wednesday where the weekly one-month U.S. dollar LIBOR rate is unavailable, the immediately preceding available rate for weekly one-month U.S. dollar LIBOR will be used.

The Average SIFMA Index Value for any Interest Period will equal the weighted average of the weekly SIFMA Municipal Swap Index Value. The weekly SIFMA Municipal Swap Index Value will equal the value of the Securities Industry and Financial Markets Association Municipal Swap Index reported by Thomson Municipal Market Data each Thursday. For each Thursday where the weekly SIFMA Municipal Swap Index Value is unavailable, the immediately preceding available value for the SIFMA Municipal Swap Index will be used.

The weighted average of each of the weekly one-month U.S. dollar LIBOR rate and the SIFMA index value will equal i) the sum of x) the relevant rate multiplied by y) the number of days such rate is in effect, divided by ii) the number of days in the relevant Interest Period.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.

Hypothetical Interest Payment Examples

The following examples are for the purposes of illustration only and would provide different results if different assumptions were applied. These examples are not intended to illustrate a complete range of possible interest payments. The actual amount you will receive on an Interest Payment Date will depend on the actual Interest Rate calculation, which, in turn, will depend on the actual Average One-Month U.S. Dollar LIBOR Rate and the actual Average SIFMA Index Value determined by the calculation agent as provided in this pricing supplement.

Set forth below are four examples of Interest Rate calculations per each $1,000 principal amount per Note based on the following assumptions:

•	Hypothetical Average One-Month U.S. Dollar LIBOR Rate: 5.30%

•	Hypothetical Fixed Component: 8.00%

•	Hypothetical Average SIFMA Index Values as indicated in each example:

Example 1	Hypothetical Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65 exceeds the Hypothetical Average SIFMA Index Value by 0.20%:

Hypothetical Level of Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65: 3.445%

Hypothetical Level of the Average SIFMA Index Value: 3.245%

Interest Rate = 8.00% + 10 × (0.65 × 5.30%–3.245%) = 10.00% per annum

Semi-annual Interest Payment (per unit) = $1,000 × 10% × (180/360) = $50

Example 2	Hypothetical Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65 equals Hypothetical Average SIFMA Index Value:

Hypothetical Level of Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65: 3.445%

Hypothetical Level of the Average SIFMA Index Value: 3.445%

Interest Rate = 8.00% + 10 × (0.65 × 5.30%–3.445%) = 8% per annum

Semi-annual Interest Payment (per unit) = $1,000 × 8% × (180/360) = $40

Example 3	Hypothetical Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65 is 0.50% below Hypothetical Average SIFMA Index Value:

Hypothetical Level of Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65: 3.445%

Hypothetical Level of the Average SIFMA Index Value: 3.945%

Interest Rate = 8.00% + 10 × (0.65 × 5.30%–3.945%) = 3.00% per annum

Semi-annual Interest Payment (per unit) = $1,000 × 3.00% × (180/360) = $15.00

Example 4	Hypothetical Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65 is 0.80% below the Hypothetical Average SIFMA Index Value:

Hypothetical Level of Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65: 3.445%

Hypothetical Level of the Average SIFMA Index Value: 4.245%

Interest Rate = 8.00% + 10 × (0.65 × 5.30%–4.245%) = 0.00% per annum

Semi-annual Interest Payment (per unit) = $1,000 × 0.00% × (180/360) = $0

Hypothetical Examples Summary

	Example 1	Example 2	Example 3	Example 4
Average One-Month U.S. Dollar LIBOR	5.30%	5.30%	5.30%	5.30%
Average SIFMA Index Value	3.245%	3.445%	3.945%	4.245%
Annual Interest Rate for the six month Interest Period	10.00%	8.00%	3.00%	0.00%

Hypothetical Historical Interest Rate Examples

The following graph shows hypothetical historical examples of the calculation of the Interest Rate, which is described more fully in the section entitled “—Interest” above. For purposes of this graph, we have assumed a Fixed Component equal to 8.00%. Although we have used historical data on the SIFMA Municipal Swap Index and the one-month U.S. Dollar LIBOR, the hypothetical historical Interest Rates were generated by the retroactive application of the interest rate formula (including the adjustment of one-month U.S. Dollar LIBOR figures) applicable to the Notes and do not represent actual interest payments since the Notes were not yet issued. This graph is for purposes of illustration only and is not intended to be indicative of future levels of the Average One-Month U.S. Dollar LIBOR Rate, the Average SIFMA Index Value or the LIBOR-SIFMA Spread, the interest rate that might apply to the Notes, the interest payments on the Notes or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical Interest Rates in any period set forth below is not an indication that the Interest Rate payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes. The actual interest payments, if any, will depend on the actual Interest Rate for each Interest Period which, in turn, will depend on the actual LIBOR-SIFMA Spread for each Interest Period.

Determination of One-Month U.S. Dollar LIBOR

The weekly one-month U.S. dollar LIBOR rate shall be determined as described in “—Interest” above.

If a rate for one-month U.S. dollar LIBOR is not published on “LIBOR01” (or any successor page) on any Wednesday, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of one month, as of 11:00 am (London time) such Wednesday on which the weekly one-month U.S. dollar LIBOR rate is not published on “LIBOR01” (or any successor page). If at least two such quotations are so provided, the one-month U.S. dollar LIBOR rate will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in the City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of one month, as of approximately 11:00 am (New York City time) on the second Wednesday on which the weekly one-month U.S. dollar LIBOR rate is not published on “LIBOR01” (or any successor page). If at least two such rates are so provided, then the one-month U.S. dollar LIBOR rate will be the arithmetic mean of such rates. If fewer than two such rates are provided, then the one-month U.S. dollar LIBOR rate will be the immediately preceding one-month U.S. dollar LIBOR rate published on “LIBOR01” (or any successor page).

Discontinuance of the SIFMA Municipal Swap Index

If Thomson Municipal Market Data (“MMD”) discontinues production of the SIFMA Municipal Swap Index and MMD or another entity produces a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the SIFMA Municipal Swap Index, then the value of the SIFMA Municipal Swap Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If MMD discontinues production of the SIFMA Municipal Swap Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the SIFMA Municipal Swap Index, the value to be substituted for the index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the index prior to any such discontinuance.

If MMD discontinues production of the SIFMA Municipal Swap Index prior to the determination of the Interest Rate for any Interest Period and the calculation agent determines that no successor index is available at that time, then on each day on which the value of the SIFMA Municipal Swap Index must be determined until the earlier to occur of (a) the determination of the Interest Rate for such Interest Period and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the index as described in the preceding paragraph. The calculation agent will cause notice of weekly values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the production of the SIFMA Municipal Swap Index may adversely affect the market value of the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the index as described above, the successor index or value will be substituted for the index for all purposes. Notwithstanding these alternative arrangements, discontinuance of the production of the SIFMA Municipal Swap Index may adversely affect the market value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup, the trustee and the beneficial owners of the Notes, absent manifest error.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THE WEEKLY ONE-MONTH U.S. DOLLAR LIBOR RATE

One-month U.S. dollar LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The weekly one-month U.S. dollar LIBOR rate is the rate reported by Reuters on page LIBOR01 at 11:00 am (London time) each Wednesday. The following table sets forth, for each of the periods indicated, the high and the low level of the weekly one-month U.S. dollar LIBOR rate, as reported on Reuters. The historical performance of the weekly one-month U.S. dollar LIBOR rate should not be taken as an indication of the future performance of the weekly one-month U.S. dollar LIBOR rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the weekly one-month U.S. dollar LIBOR rate during any period set forth below is not any indication that the weekly one-month U.S. dollar LIBOR rate is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2002
Quarter
First	1.90%	1.73%
Second	1.87	1.84
Third	1.84	1.78
Fourth	1.83	1.38

2003
Quarter
First	1.38	1.27
Second	1.33	1.02
Third	1.12	1.10
Fourth	1.17	1.12

2004
Quarter
First	1.11	1.09
Second	1.37	1.10
Third	1.84	1.35
Fourth	2.42	1.84

2005
Quarter
First	2.86	2.40
Second	3.34	2.89
Third	3.84	3.34
Fourth	4.39	3.89

2006
Quarter
First	4.83	4.40
Second	5.35	4.84
Third	5.40	5.32
Fourth	5.35	5.32

2007
Quarter
First (through January 31, 2007)	5.32	5.32

The weekly one-month U.S. dollar LIBOR rate reported by Reuters on LIBOR01 at 11:00 am (London time) on January 31, 2007 was 5.32%.

The following graph shows the weekly one-month U.S. dollar LIBOR rate in the period from January 1997 through January 31, 2007 using historical data obtained from Reuters. Past movements of the weekly one-month U.S. dollar LIBOR rate are not indicative of future values of the weekly one-month U.S. dollar LIBOR rate.

DESCRIPTION OF THE SIFMA MUNICIPAL SWAP INDEX

General

Unless otherwise stated, we have derived all information regarding the Securities Industry and Financial Markets Association Municipal Swap Index™ (the “SIFMA Municipal Swap Index”) (formerly known as the Bond Market Association (“BMA”) Municipal Swap Index) provided in this pricing supplement, including its composition, method of calculation and changes in components, from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by the Securities Industry and Financial Markets Association and/or Thomson Municipal Market Data (“MMD”). MMD is under no obligation to continue to produce, and may discontinue or suspend the production of, the SIFMA Municipal Swap Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the SIFMA Municipal Swap Index.

The SIFMA Municipal Swap Index was created by the Securities Industry and Financial Markets Association and is produced by MMD. The SIFMA Municipal Swap Index is a weekly high-grade market index comprised of tax-exempt variable-rate demand obligations (“VRDOs”) from MMD’s database of more than 15,000 active VRDO issues.

The SIFMA Municipal Swap Index is calculated on a weekly basis, and released to subscribers on Thursday. The actual number of issues that make up the SIFMA Municipal Swap Index will vary in time as issues mature or are called, converted, or newly issued. In addition, if changes occur which violate the criteria or calculation methods of the SIFMA Municipal Swap Index, an issue will be dropped. The qualification criteria for the SIFMA Municipal Swap Index have been established by a subcommittee of the Securities Industry and Financial Markets Association (formerly the Bond Market Association). Typically, the SIFMA Municipal Swap Index has included 650 issues in any given week.

Computation of the SIFMA Municipal Swap Index

To be eligible for inclusion in the SIFMA Municipal Swap Index, an issue must meet the following criteria:

(1)	be a weekly reset, effective on Wednesday (no lag resets considered);

(2)	NOT be subject to Alternative Minimum tax;

(3)	have an outstanding amount of $10 million or more;

(4)	have the highest short-term rating (VMIG1 by Moody’s or A-1+ by S&P); and

(5)	pay interest on a monthly basis, calculated on an actual/actual basis.

In addition, only one quote per obligor per remarketing agent will be included in the SIFMA Municipal Swap Index. Issues from all states are eligible for inclusion.

The following are considered in the SIFMA Municipal Swap Index calculation:

•	The standard deviation of the rates is calculated. Any issue falling outside of +/- 1.0 standard deviations is dropped.

•	Each participating remarketing agent is limited to no more than 15% of the SIFMA Municipal Swap Index by an averaging method.

Historical Data on the SIFMA Municipal Swap Index

The following table sets forth, for each of the periods indicated, the high and the low value of the SIFMA Municipal Swap Index (or, where relevant, the BMA Municipal Swap Index), as reported by MMD. The historical performance of the SIFMA Municipal Swap Index should not be taken as an indication of the future performance of the SIFMA Municipal Swap Index during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the SIFMA Municipal Swap Index during any period set forth below is not any indication that the SIFMA Municipal Swap Index is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2002
Quarter
First	1.48%	1.08%
Second	1.68	1.15
Third	1.68	1.09
Fourth	1.85	1.01

2003
Quarter
First	1.15	0.95
Second	1.36	0.98
Third	1.08	0.70
Fourth	1.23	0.92

2004
Quarter
First	1.03	0.87
Second	1.09	1.01
Third	1.69	1.00
Fourth	1.99	1.43

2005
Quarter
First	2.28	1.48
Second	3.00	2.09
Third	2.75	1.97
Fourth	1.99	1.43

2006
Quarter
First	3.22	2.93
Second	3.97	3.06
Third	3.74	3.35
Fourth	3.91	3.37

2007
Quarter
First (through January 31, 2007)	3.63	3.45

The SIFMA Municipal Swap Index value reported by MMD on January 31, 2007 was 3.50.

The following graph shows the SIFMA Municipal Swap Index (or, where relevant, the BMA Municipal Swap Index) value in the period from January 1997 through January 31, 2007 using historical data obtained from Bloomberg. Past movements of the SIFMA Municipal Swap Index value are not indicative of future values of the SIFMA Municipal Swap Index.

License Agreement

MMD and an affiliate of Citigroup Global Markets have entered into a non-exclusive license agreement providing, in exchange for a fee, the right to use the SIFMA Municipal Swap Index owned and published by MMD in connection with certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by MMD. MMD makes no representation or warranty, express or implied, to the holder of the Notes or to any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the MMD to track the performance of municipal swaps. MMD’s only relationship to Citigroup and its subsidiaries, including Citigroup Funding (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and tradenames of MMD and of the SIFMA Municipal Swap Index which is determined, composed and calculated by MMD without regard to Citigroup, its subsidiaries or holders of the Notes. MMD has no obligation to take the needs of Citigroup, its subsidiaries or the holders of the Notes into consideration in determining, composing or calculating the SIFMA Municipal Swap Index. MMD is not responsible for and has not participated in the determination of the timing or sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which interest is payable on the Notes. MMD has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The SIFMA Municipal Swap Index is calculated using information that MMD considers reliable but neither MMD nor the Securities Industry and Financial Markets Association represents that the SIFMA Municipal Swap Index is accurate or complete and it should not be relied upon as such by Citigroup Funding, Citigroup, Citigroup Global Markets, the trustee or holders of the Notes. In addition, the methodology used to calculate the SIFMA Municipal Swap Index may change from time to time and, although it will endeavor to provide Citigroup Funding with reasonable advance notice, MMD reserves the right to discontinue publication of the SIFMA Municipal Swap Index at any time. In no event shall MMD have any liability to Citigroup Funding, Citigroup, Citigroup Global Markets, holders of the Notes or any other third party for damages of any kind incident to the use of the SIFMA Municipal Swap Index.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations, taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Payments of Interest. Payments of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes. Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued stated interest, which will be taxable as such) and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest payments on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the

United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of interest on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated June 20, 2006 among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$                     principal amount of Notes (                    Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer some of the Notes directly to the public at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers at those prices less a concession not to exceed US$                     per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed US$                     per Note on sales to certain other dealers.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•	in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•	it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•	it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Public of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•	no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$             principal amount

Principal-Protected Notes

Based Upon the Levels of

One-Month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index (formerly known as the BMA Municipal Swap Index)

Due                     , 2017

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)

Citigroup